SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: February 8, 2011

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FOR IMMEDIATE RELEASE

Cimatron Announces its Intention to Register its Shares for

Dual Listing on the Tel Aviv Stock Exchange

Givat Shmuel, Israel, – February 8, 2011– Cimatron Limited (NASDAQ: CIMT) , a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced its intention to register its shares for dual listing on the Tel Aviv Stock Exchange.

Dual listing on the Tel Aviv Stock Exchange (“TASE”) is allowed under Israeli law without any additional regulatory requirements for companies whose shares are listed on certain exchanges outside of Israel, including the NASDAQ Capital Market.

In order for Cimatron to qualify for the dual listing registration process, it needs to maintain a market capitalization of over NIS 135M for a period of at least 30 days prior to its registration with the TASE, based on the average price of the company’s shares in the NASDAQ Capital Market during such period. Cimatron’s current market capitalization (based on the current representative exchange rate of 3.676 NIS/$US) is approximately NIS141.6M ($US38.5M), and Cimatron has maintained an average market capitalization above the minimum required for 20 consecutive days.

Cimatron’s Board of Directors has approved the registration on the TASE, once (and if) Cimatron meets the requirements above.

“We are excited about the possibility of joining the TASE with this new dual listing,” said Yossi Ben-Shalom, Chairman of the Board of Directors of Cimatron. “We believe that this step will expand our exposure to the Israeli investment community and will increase the interest in Cimatron among Israel’s large and sophisticated institutional investors, as well as provide trading access for European investors during regular European business hours.”

In the event that Cimatron’s ordinary shares are registered for dual listing on the Tel Aviv Stock Exchange, such shares will continue to be listed on the NASDAQ Capital Market in the United States, and Cimatron will remain subject to the rules and regulations of NASDAQ and of the U.S. Securities and Exchange Commission.

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About Cimatron

With over 28 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-73-237-0114
E-mail: ilane@cimatron.com

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